UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2022

Commission File Number:  001-38502

EURODRY LTD.
(Translation of registrant’s name into English)

4 Messogiou & Evropis Street
151 24 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by EuroDry Ltd. on January 19, 2022: EuroDry Ltd. Announces Agreement to Acquire M/V Molyvos Luck, a 2014-built Supramax Bulker.

This Report on Form 6-K, except for the paragraph beginning with “Aristides Pittas, Chairman and CEO of EuroDry commented:,” is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-238235) filed with the U.S. Securities and Exchange Commission on May 13, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURODRY LTD.

Dated: January 19, 2022	By:	/s/ Aristides J. Pittas
	Name:	Aristides J. Pittas
	Title:	President

         Exhibit 1

EuroDry Ltd. Announces Agreement to Acquire M/V Molyvos Luck, a 2014-built Supramax Bulker

Athens, Greece – January 19, 2022 – EuroDry Ltd. (NASDAQ: EDRY, the “Company” or “EuroDry”), an owner and operator of drybulk vessels and provider of seaborne transportation for drybulk cargoes, announced today that it has agreed to acquire M/V Molyvos Luck, a 57,924 dwt drybulk vessel built in 2014, for $21.2 million. The vessel was majority owned by an un-affiliated third party and has been managed by Eurobulk Ltd., also the manager of the majority of the Company’s vessels. The vessel is expected to be delivered to the Company around the end of January 2022. The Company will also assume the existing charter of the vessel at $13,250/day until April 2022. The acquisition will be initially financed by the Company’s own funds; a bank loan will be arranged to partly finance the acquisition after the purchase is completed.

Aristides Pittas, Chairman and CEO of EuroDry commented:

“We are pleased to announce the acquisition of M/V Molyvos Luck, a Supramax, drybulk carrier built in 2014. This acquisition further expands our modern fleet cluster at a time when the market fundamentals are very supportive of a continuing strong market as there are signs that the pandemic may recede and fleet growth is expected to be limited as evidenced by the historically low levels of the orderbook. At current market rates, we expect that M/V Molyvos Luck will make a significant contribution to our net income and EBITDA. The accumulation of funds that our fleet generates provides us with several investment, expansion or other shareholder reward options and we will continue pursuing those most appropriate for the benefit of our shareholders at any given point.”

Fleet Profile:

After the delivery of the M/V Molyvos Luck, the EuroDry Ltd. fleet profile will be as follows:

Name	Type	Dwt	Year Built	Employment(*)	TCE Rate ($/day)
Dry Bulk Vessels
EKATERINI	Kamsarmax	82,000	2018	TC until Mar-22	Hire 106% of the Average Baltic Kamsarmax P5TC (***) index
XENIA	Kamsarmax	82,000	2016	TC until Aug-22	Hire 105% of the Average Baltic Kamsarmax P5TC (***) index
ALEXANDROS P.	Ultramax	63,500	2017	TC until Jan-22 TC until Mar-22	$45,000 ~$43,000
GOOD HEART	Ultramax	62,996	2014	TC until Oct-22	$25,000
MOLYVOS LUCK	Supramax	57,924	2014	TC until Apr-22	$13,250
EIRINI P	Panamax	76,466	2004	TC until Apr-22	Hire 99% of Average BPI (**) 4TC
STARLIGHT	Panamax	75,845	2004	TC until Oct-22	Hire 98.5% of Average BPI (**) 4TC
TASOS	Panamax	75,100	2000	TC until Feb-22	$15,750
PANTELIS	Panamax	74,020	2000	TC until Feb-22	$30,250
BLESSED LUCK	Panamax	76,704	2004	TC until April-22	$19,500
Total Dry Bulk Vessels	10	726,555

Note:

  (*)

Represents the earliest redelivery date

 (**)

BPI stands for the Baltic Panamax Index; the average BPI 4TC is an index based on four-time charter routes.

(***)

The average Baltic Kamsarmax P5TC Index is an index based on five Panamax time charter routes.

(****)

Final rate depends on actual duration due to ballast bonus payment.

About EuroDry Ltd.

EuroDry Ltd. was formed on January 8, 2018 under the laws of the Republic of the Marshall Islands to consolidate the drybulk fleet of Euroseas Ltd. into a separate listed public company. EuroDry was spun-off from Euroseas Ltd on May 30, 2018; it trades on the NASDAQ Capital Market under the ticker EDRY.

EuroDry operates in the dry cargo, drybulk shipping market. EuroDry's operations are managed by Eurobulk Ltd., an ISO 9001:2008 and ISO 14001:2004 certified affiliated ship management company and Eurobulk (Far East) Ltd. Inc., which are responsible for the day-to-day commercial and technical management and operations of the vessels. EuroDry employs its vessels on spot and period charters and under pool agreements.

After the delivery of M/V Molyvos Luck, the Company will have a fleet of 10 vessels, including 5 Panamax drybulk carriers, 1 Supramax drybulk carier, 2 Ultramax drybulk carrier and 2 Kamsarmax drybulk carriers. EuroDry’s 9 drybulk carriers have a total cargo capacity of 726,555 dwt.

Forward Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Visit our website www.eurodry.gr

Company Contact	Investor Relations / Financial Media
Tasos Aslidis Chief Financial Officer EuroDry Ltd. 11 Canterbury Lane, Watchung, NJ07069 Tel. (908) 301-9091 E-mail: aha@eurodry.gr	Nicolas Bornozis President Capital Link, Inc. 230 Park Avenue, Suite 1536 New York, NY10169 Tel. (212) 661-7566 E-mail: eurodry@capitallink.com

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